

JOIN THE ELIOT'S ADULT NUT BUTTERS COMMUNITY

Raised $89,037 from 105 investors on November 2017

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Savory, specialty nut butters for grown-ups

We are a small batch, savory nut butter company delivering the most flavorful peanut butter you've ever had. We create high-quality, unique, and versatile nut butters that can be used not only in your classic PB&J but in your Asian stir-fry, your chicken glaze, homemade ice cream, and more. We're creating high-quality, chef-inspired nut butters that allow adults to indulge in a familiar food that also feeds their evolving tastes and demands.

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cooking   food   retail   cooking



Michael Kanter
CEO
Michael has extensive work experience in the food industry, from line cook to founding cook to produce specialist at Whole Foods.



Each and everyone of our jars strives to deliver the most flavorful nut butters you have ever had.

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Why you may want to invest

1. $1 billion peanut butter industry; 2/3 of all peanut butter is consumed by adults.
2. Winner of both the silver and bronze medals from the 2017 Specialty Food Association sofi awards in the nut and seed butter category.
3. Sales partners include Safeway, Amazon, World Market, and Whole Foods.
4. 50% wholesale margins.
5. 2017 sales up 87% year over year and projected to be up 120%.
6. Adding over 500 stores this year with brands like Fred Meyer, Albertsons, Fresh Market and Wegmans.

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Our Ambition

We make grown-up flavors to capitalize on the fastest growing category in grocery: peanut butter. Two thirds of all peanut butter in the U.S. is consumed by adults—that's where we come in. We're tackling the $4B nut and seed butter industry by addressing the other half of your taste buds with savory, bold flavors. Thanks to our robust flavors, we've been named one of Food & Wine's "Must Buy Condiments" and are now in talks with Fred Meyer to add our nut butters to 186 more stores.

Why I Like Eliot's Adult Nut Butters

I was referred to Eliot's Adult Nut Butters products by a trusted co-worker who said we had to bring them in. From the concept, to the packaging, to the flavors, I was very intrigued but the proof was watching our team taste and rave about each flavor. While we brought them on as a test in six of our stores, it wasn't long before the buyers of our remaining stores were clamoring to carry it in our remaining locations. I was thrilled to be the first grocery store to carry them and we proudly carry all five flavors in our 17 Portland area stores. It has been a pleasure to watch them grow in our stores and beyond and I'm confident they have a bright future ahead of them.



Chris Tjersland

PARTNER BRANDS DEVELOPMENT MANAGER AT NEW SEASONS MARKET

Some think of peanut butter as kids' stuff. But it's perfect for grownups, too, thanks to Portland's Eliot's Adult Nut Butters. The Spicy Thai peanut butter is a perfect dipping sauce for summertime salad rolls; Harissa Cashew Butter adds heat and complexity to wintertime stews. Our favorite is Espresso Nib Peanut Butter, great for cookies or brownie batter.

Grant Butler

The Oregonian

Eliot's Adult Nut Butters elevate a PB&J.

Ann Trieger Kurland

Boston Globe Correspondent

You'll Be Eating This! 5 Trends from the Fancy Food Show
Good-bye mermaid toast, hello ... coconut and chickpeas?! From artisan makers to food entrepreneurs, they were all there under one roof for the annual Summer Fancy Food Show in New York City. The show is the perfect venue to spot food trends
June 29, 2017 @ marthastewart.com

Grown-up peanut butter
Eliot's Adult Nut Butters elevate a PB&J. The grown-up line of peanut butter, made with dry-roasted peanuts from Georgia, comes in bold flavor combinations like spicy Thai or honey chipotle. Other choices are garam masala, the Indian spice mix
September 6, 2016 @ bostonglobe.com

51 best Oregon groceries that show why this is the tastiest place to eat
Head to your local grocery store, and you'll find all kinds of delicious Oregon-made products, including sauces, cheese and gotta-have-'em snacks.
September 1, 2016 @ oregonlive.com

Eliot's Adult Nut Butters
Savory-flavored nuts have been one of my go to snacks for as long as I can remember. As an aspiring chef I was trying to figure out a food business to start while munching on some cashews last summer. It dawned on me that there are mostly
August 5, 2016 @ marthastewart.com

Eliot's Adult Nut Butters | Feast Portland
Founded by aspiring chef Michael Kanter, Eliot's Adult Nut Butters started grinding savory nut butters in Portland in November 2013. These grown-up, small batch nut butters deliver the boldest flavors you have ever tasted. These updated nut butters
August 5, 2016 @ feastportland.com

The Weirdest Foods From the Fancy Food Show
We thought they'd already done everything there is to be done with kale, but we were wrong. As a way to overcome some of her own food sensitivities, holistic nurse Brandy Chappell created these dairy-free, gluten-free, soy-free, nut-free, corn-free,
July 6, 2016 @ thrillist.com

Six standout startups at Summer Fancy Food
by Monica Watrous NEW YORK - Among more than 2,670 exhibitors at the Summer Fancy Food Show, a handful of unique brands stood out. The 62 nd annual event, held June 26-28 in New York, drew more than 47,000 industry professionals to view the
July 5, 2016 @ foodbusinessnews.net



U.S.News & WORLD REPORT

Best Bites From the 2016 Summer Fancy Food Show

If you can't start your day with a cup of joe, why not smear your breakfast toast with a delicious nut butter that's been spiked with crushed coffee beans?

June 29, 2016 @ health.usnews.com

allrecipes.com



I'm So in Love with Exotically Flavored Eliot's Adult Nut Butters - Allrecipes Dish

Chef Michael Kanter started experimenting with savory nut butters in 2013 in the Eliot neighborhood of Portland, Ore., and a few short months later, the mom-and-pop operation introduced its fiery lineup of Eliot's Adult Nut Butters. It's blown up big

May 24, 2016 @ dish.allrecipes.com



FOOD&WINE

6 Must-Buy Condiments for 2016

Here are our favorite new condiments from 2015.

January 6, 2016 @ foodandwine.com



REAL SIMPLE

6 Nut, Seed, and Cookie Butters You Need in Your Pantry

A partnership with Counter Culture Coffee gave rise to this not-too-sweet offering made from espresso, fresh-roasted almonds, raw wildflower honey, and sea salt. Slather on a toasted English muffin to get a jump on your daily grind. To buy: $13.95

August 11, 2015 @ realsimple.com

Peanut Butter All Grown Up

Eliot's Adult Nut Butters is dedicated to making exciting, bold flavors that you can't find anywhere else. Our nut butters go beyond the typical PB&J—allowing everyday cooks to get adventurous with flavors like Honey Chipotle and Garam Marsala.



ELIOT'S ADULT NUT BUTTERS
GARAM MASALA PEANUT BUTTER
HONEY CHIPOTLE PEANUT BUTTER
SPICY THAI PEANUT BUTTER
ESPRESSO NIB PEANUT BUTTER
SRIRACHA SUNFLOWER BUTTER
HARISSA CASHEW BUTTER
THE BOLDER NUT BUTTER

2/3 of Peanut Butter is Consumed by Adults

Although adults consume up to 66% of all peanut butter sold in the U.S., the $1 billion peanut butter industry hasn't adapted to address that. That's where we come in, with modern, chef-inspired flavors that have multiple use applications. Our nut butters are a great source of protein with no additives or preservatives—we use minimal ingredients for maximum flavor.



ELIOT'S ADULT
NUT BUTTERS
HARISSA

6 Must-Buy Condiments for 2016

"We love this cashew butter because it can play double duty and go sweet or savory. The toasty cashew spread has a subtle hint of smoky chile heat, making it a killer swap for peanut butter in your next batch of cold peanut noodles."

- Food & Wine Magazine

We've Answered the Market's Demands





55%	36%	22%
of consumers want spreads with health benefits	of consumers don't want additives or preservatives	of consumers want more indulgent nut-based spreads

Use Eliot's Adult Nut Butters in Everything

"The butters are made with 100% American-grown peanuts, and are flecked with little flavor bombs."
- The Portland Monthly





Honey Chipotle Barbeque Chicken   **Salty Golden Graham Smore's**   **Espresso Peanut Butter Ice Cream**





Harissa Cashew Chicken Saute   **Dark Chocolate Peanut Butter Cups**   **Pineapple Spicy Thai Peanut Noodles**

We've Posted 12 Straight Quarters of Growth

Eliot's Adult Nut Butters started with a kooky idea and a blender, but today you can find our nut butters in 15 states and over 330 stores nationwide. With sales partners such as Whole Foods and Safeway, we've managed to grow our revenue both online and in-stores.



Projected 2017 Revenue: $312,000

2017 Revenue (Jan - Jul): $150,000

Annual Revenue

50%	330	56%
Wholesale Margins	Stores So Far	Gross margins in 2017

Wholesale Margins   Stores So Far   Gross margins in 2017

Distributing in 330 Stores So Far

"Among the more than 2,670 exhibitors at the Summer Fancy Food Show, a handful of unique brands stood out, and Eliot's was one of our six standout brands at the Summer Fancy Food Show in NYC."
- Food Business News

 

    

We're in Talks to Add Over 200 More Stores this Year
and Increase our Internet Retail and Private Label Partners.

  

 

Your Investment Will Help Us Expand

We've proven that people love our nut butters and the market is ripe and growing. Now, we need to expand our capacity and production to nail new, bigger partners. Our vision is to have Eliot's Adult Nut Butters in every kitchen cupboard. Here's how your investment will help:

   

Expand Our Network   **Web Marketing & Sales**   **Single Serving Packages**   **Large Partnerships**

We've worked hard to create new flavors. Now, we need to expand our broker and sales network.

We'll optimize our web page for online sales and increase social media presence to get new customers and press.

Justin's Peanut Butter was acquired by Hormel for $286M. What set Justin's apart was their squeezable, single-serve packges.

We're currently in talks with several large distributors, but we need the capital to ramp up our production numbers.

Help Us Spread the Love

Since you're reading this, you've probably pondered the question, what makes an adult nut butter? You certainly couldn't be faulted if your mind wandered to a place other then grown-up, savory flavored nut butters. Buyers and customers alike have the same curiosity sparked. The "adult" part of our name is the hook, the crux, and the overarching concept that drives my vision and growth at Eliot's Adult Nut Butters.

The concept was born sitting at my computer pondering a software business idea, eating a bag of spicy cashews when the question occurred to me, why aren't there savory flavors of nut butters? With a background as an aspiring chef, I bounded downstairs to my kitchen, poured the nuts in the food processor, and was pleasantly surprised that they were delicious before and after being turned into a nut butter. While this discovery was quite exciting, the question remained, does anyone want or like savory flavored nut butters?

SHOW MORE

Founder



Michael Kanter
CEO

Michael has extensive work experience in the food industry, from line cook to founding cook to produce specialist at Whole Foods.

Raised $178,074 From 105+ Investors

$89,037	$89,037
November 2017	November 2017
LOAN	



Ken Stewart

Small Business Owner, Off Road and Shooting Enthusiast in Chandler, AZ



Jonathan Anders

Engineering Research Ace



Mark Lee Adleman

BBA from University of Texas 1972. Naval Officer 1972-75. Various Purchasing Jobs Houston TX for 30 yrs. Home Brewer-member Austin Zealots Homebrew club.



John Deniston

Ideas Guy. Stanford MBA. Military Veteran.



Michael Thome

Independent technologist



Riel Cruz

entrepreneur/investor

MORE INVESTORS

Interview

WF: How did you come up with the idea of savory nut butters? ^

− COLLAPSE ALL

EA: The concept behind Eliot's Adult Nut Butters is savory nut butter flavors for "grown ups". I worked in the restaurant industry for a good five years as an aspiring chef. Through the process, I realized that I really wanted to start my own business and that a restaurant was just one way of doing that. While I was trying to figure out what to do as an alternative to opening a restaurant, I was sitting at my computer eating some of my favorite snacks, which are just different flavored savory nuts; like tamari almonds and curry cashews. I was eating some spicy cashews and it dawned on me: "Why aren't there savory flavors of nut butter?" I

started Googling for products and realized that there really is nothing out there on the market. So, I thought it was either a stupid idea, or nobody was doing it. I went downstairs, threw my nuts in the food processor, and they were pretty darn tasty.

To me, the real value is its high versatility and reusability. If you go to the store and buy a jar of peanut sauce, what do you do with it after making noodles? You'd probably wait until a month or two later when you're ready to make noodles again. Our nut butters are shelf-stable products, that can be put back in your cupboard and pulled out again when you want a snack later in the week.

WF: What's the market for nut butters? ^

EA: Peanut butter is a billion-dollar category in the US. In the US, about two thirds of peanut butter is consumed by adults. The nut and seed butter category is a four-billion-dollar category, and they're both, when I started, some of the fastest growing categories in grocery. They're still growing quite well. While there are plenty of peanut butter and nut butters that adults currently eat, I felt like there was nobody doing adult-targeted "grown up" flavors. We've seen other staple food categories with modern twists like Kettle chips who are adding all kinds of interesting flavors that appeal to our evolving tastes. We wanted to see if we could target adults who were looking for more interesting flavors, and make our products into something that people want to buy on a regular basis. We call ourselves grown up savory flavors, but we want to be known as the "grown up" brand of nut butter and the "go-to" for interesting flavors of peanut butter and other nut butters.

WF: When did you guys get started? ^

EA: I came up with the idea in July of 2013. We had our first jars for sale in November 2013, and worked two holiday shows in December as our proof of concept in that same year. In Seattle, we met and exceeded our sales goals, then at the show in Portland, I met a buyer from a local chain who set up a meeting in January 2014. A month later, we were in 6 of their stores. We hit the ground running ever since, or as I say, "run, crawl, walk, sprint, jog, all at the same time."

WF: How do consumers use your products? ^

EA: We have four peanut butters: Spicy Thai, Honey Chipotle, Espresso Nib, and a Garam Masala Peanut Butter. We also have a Harissa Cashew Butter. Peanut butter and jelly is not the same once you've had a Honey Chipotle Peanut Butter and jelly, or Spicy Thai Peanut Butter and jelly. The fun part, and the advantage we have over some of the sweet flavors other there, is the versatility of our products. The Spicy Thai, for example, has a recipe on the jar for peanut noodles. Grab our peanut butter, a little soy sauce, a little water, noodles, chicken, vegetables, and boom! You've got dinner in ten, fifteen minutes. Make some grilled chicken and put some honey chipotle on it, or make some peanut butter cookies with the Espresso Nib. They can make smoothies or put it in a stir fry.

WF: How has the business evolved over the years? ^

EA: We started with the three original flavors in 2013: Spicy Thai Peanut Butter, Garam Masala Peanut Butter, and Honey Chipotle Peanut Butter. In February 2014, we were in six stores of a local chain which, at that time, had thirteen stores, and now they have eighteen stores and we're in seventeen of their eighteen stores.

In May of the same year, we on-boarded with Whole Foods in the Portland area, and that has helped us increase our presence. Now we're in Whole Foods of the Pacific Northwest. In the summer of 2014, we ran a Kickstarter campaign with the goal of $10,000, and we tipped at $11,400. We received 200+ new customers from that as well. In the end, we had around 227 contributors and the vast majority were people that I didn't even personally know. A buyer from Williams-Sonoma got the ball rolling, so during the holiday season in 2015, we did a holiday gift pack trio with them that launched in all 250 of their stores. We launched our newest flavor, the Espresso Nib Peanut Butter, then.

WF: How are you building your brand? ^

EA: A lot of our success so far stems from the fact that we have an authentic brand. Consumers connect with the fact that our jars have only 3-7 ingredients. A lot of people want high quality, clean products so that they can identify what they're eating. Right now, we are a small batch producer but we hope to use part of the capital we raise to set things up with a co-packer.

The story we're trying to tell is that we have the most interesting and unique flavors without the downside of using a bunch of artificial ingredients. No added oil, no preservatives, and no stabilizers--just minimal high-quality ingredients that people can identify.

WF: How are you different from your competitors? ^

EA: First of all, many of our competitors add oil to their product, specifically palm

oil. Palm oil can easily destroy rainforests and there are supposedly ways to produce it more sustainably, but the question that I like to pose to consumers is, "Why? Even if you can do it sustainably, who cares?" It doesn't make the product taste better; it's just the filler—a stabilizer that I don't think anybody needs. Why do I need sunflower oil in my peanut butter? A lot of people are almost impressed with how much our butter tastes like peanut butter. That's because it is peanut butter, with no added stuff in there to take away from the taste, or dilute the quality.

Another thing that we're looking into, which is another component that could be part of our capital raise, is single-serving packets in 1 or 2 oz packaging. The only problem is that nobody in the market right now is doing any kind of sustainable packaging. It's all just throw-away foil that's not recyclable. We're trying to stay true to our goal and our mission first, which is what really differentiates us from other squeeze packs. We care about the product and its impact on a global scale.

WF: What's your mission? ⌃

Our mission is to make a high quality nut butter that we feel is ultimately making the earth a better place, whether that's through paying our employees fair wages or through using sustainable, eco-friendly packaging. You can recycle plastic but it's never going anywhere; all we can do is keep recycling it. We want to make great, clean, high quality products that we can feel proud of.

WF: What are your margins? ⌃

EA: Right now for wholesale, our gross margin is between 48% - 53% for our products. Compared to some other peanut butter companies whose margins are more in the range of 25-30%, I'm feeling pretty good about our margins. There are aspects of the jar costs that may go up slightly compared to what it is now, but we will also gain in scale. By working with the co-packer, who brings in truckloads of peanuts on a daily or weekly basis, we receive volume discounts for the peanuts. As we expand production, we'll also be able to shave off pennies on jars, labels, lids, and packaging.

WF: What is the process like when you are convincing distributors to take on your product? ⌃

EA: There is a chicken-or-the-egg component to this. First of all, stores and distributors constantly need new products because consumers want new products. Stores want people to keep coming back and if people don't feel there are new products, they start to want to look for other things. If you look at the largest consumer packaged goods companies they have their core 20 items that are the biggest percent of their business, but they turn a ton of new products every year because they've got to keep people paying attention to them. A big in to the system is a need for new and interesting products. The challenge also lies in the fact that stores might only work with a particular distributor. So if I'm working with a different distributor, I've got to get both distributors working together.

Some of what we need capital for is to feel more comfortable to just pay to go to a lot of the trade shows that are critical, that we're connected to, because that's both where you meet the stores and meet the distributors, and there's a lot of room for synergy between the two parties.

WF: What is the pitch that you come in with? Is it a numbers thing, or is it just your general product pitch that they think might work? Is there a trial period, which then once that goes well it gets approved to a wider roll out? ⌃

Store side is just finding who the buyer is for each chain or store and there's different processes for each chain of where to meet that person and getting them a pitch. Sometimes it's more formal, here is the power point, here is our story, here's why you're going to want us on your shelves, here's the press we've gotten.

WF: What are the variables that you can use to generally influence that buying decision? ⌃

EA: For our category, a good thing for us is that a lot of the stores are looking for products that they think are unique but also have potential to move, and then there's evaluating their set. I can show them the numbers of how we did in Portland, but in LA, it doesn't mean a whole lot, other than to say there's more people. A lot of it is them evaluating, okay well we have 100 slots, I have two flavors that are slow movers, but take up eight slots so maybe I'll give you four of their eight, they'll still get four slots and we'll test it out and see. That's often the simplest way it works. There's other things related to slotting fees and other stuff that some stores request or free fills. For our specific part of the store, there's

that some stores request or free fills. For our specific part of the store, there's ultimately either a longer or shorter test that they'll do in different ways. Then it's either, alright we'll put you in and see how you do after 6 months or a year, or let's put you on an end cap for a month or two and see how that goes.

WF: How many stores have decided to actually take you on, and at varying degrees of a scale, what does that look like? ⌃

EA: The small examples are, we started in six New Seasons, and now we're in all of their Portland area stores. We started in two Whole Foods, now we're in twelve in the Portland/Seattle area. Every chain is a different game, because Whole Foods is so big, you go store to store, or regional, but there's also the different regions. There's QFC that we work with, and we did a test where we sold out at a couple stores. They told us that they want to bring us in and put us in the peanut butter set. We have literally thrown it on the shelf at some places, then showed up a couple months later and realized that it had already sold. Other places, that doesn't inherently work. That's why we need people to build brand awareness.

As long as we have some sort of sampling program, in every chain that we do, we find that we tend to be successful enough that stores want to keep doing it. Part of that isn't even just the commitment of stores, part of that battle is just getting the shelf space. Then, you have to show the stores that you're going to move product or else they're just going to replace you. They want to see a commitment from you, the company, that you're not just dumping product on them and hoping that they sell it. We want to set ourselves up for success.

WF: Can you tell us about the team? The team of management, what your backgrounds are, and what you've worked on before this. ⌃

EA: I'm the founder and head of the company. I have a degree in political science, but more importantly, I spent a good five years working my way up in restaurants as an aspiring chef. After that, I spent a year working at Whole Foods, at the time not knowing that I was going to start a food business. I was working in grocery but during my time there I certainly learned a lot about the under workings of Whole Foods.

I have a full time sales production fulfillment person; his background is in sales in restaurants and other arenas. Our advising team made up of a VP at Unify, which is one of the largest natural foods distributors, a CFO who has experience in a number of startups in the bay area as well as Portland, and someone who worked at US Foods who has legal counsel for their ethics department, and has a lot of good connections and a lot of good perspectives for business.

WF: What are some things you have done, and what do you still need to do to keep the company moving forward? ⌃

EA: We need to keep moving into the bigger chains, definitely. We also need to figure out what the actual costs are for putting boots on the ground to drive people through the stores. We have a small model of success and we continue to get press, so a lot of it is just leveraging these things and optimizing our marketing and optimizing influencers to get our brand out there more, because that's ultimately how we're going to build confidence in the product.

We feel good that some important players like Whole Foods and Williams-Sonoma have already taken us on. We really need capital and more data to show the growth potential so that even more high level influencers show interest.

The good news is that we're in the Northwest, which is a great place for us to be, but we're a small part of the country. We have a store in the Oakland area that is one of our better stores. Part of it is just related to volume, but also it's a good fit for us. The larger market in the Bay area is great potential for massive growth. We have our existing following, but it's a smaller, more price sensitive market. It's a balance that we are trying to straddle, specialty as well as grocery.

WF: Is there anything else you would like for people to know? ⌃

EA: We've got two more flavors in the works. We're going to add a sunflower and almond butter relatively soon. This will help round out our set. We also have a couple private label opportunities, one that's actually happening, though it's unclear on the growth potential with that, and then a couple other ones that may be smaller but present intriguing opportunities.

We've conducted some tests on the food service side of the business, just having restaurants use the peanut butter. We're going to start kicking the tires more on exploring that channel for growth, which is also something that I think a lot of our competitors are unable to do. We present more culinary opportunities than just plain peanut butter, or even some of the other flavored ones.

Those are the couple areas of growth that we're just starting to get into. We're not just relying on grocery stores, even though that will be our primary sales channel. There are other platforms for growth online and that's one of the places we're seeing growth. Doing more web optimization and getting ourselves out there

more will increase our sales.



Ask a Question ⚙

| Type your question here... | ASK QUESTION |

Justin Davis `INVESTOR`   Jul 5 ⌄

My question below has gone unanswered for nearly three months. Please advise on when we should expect the first payment.

ANSWER   IGNORE

Justin Davis `INVESTOR`   Apr 13 2018 ⌄

Hi Michael! I noticed the payment start date on my documentation is April 1, 2018. Just curious if that means payments are in the works right now based on January through March, or if the first payment will be sometime in July based on April through June? No rush as at all, I just like to know when to be on the lookout. From experience, some of my Wefunder emails get caught in spam and have been overlooked in the past. I would hate to miss a payment. Thanks, and hope things are going well! - Justin

ANSWER   IGNORE

Justin Davis   Apr 20 ⌄

I believe distributions are scheduled every quarter. It has been over 3 months since we received the first payment. Please advise/provide an update.

ANSWER   IGNORE

Stanley. Evans   Oct 6 ⌄

WERE THE HELL IS THE PEOPLE TO AANSWER MY QUESTION ABOUT PAYOUTS FOR THE INVESTORS SOMEBODY NEEDS TO SPEAK UP!!!

ANSWER   IGNORE

Stanley. Evans   Oct 4 ⌄

HEY, WHAT THE HELL IS GOING ON WITH YOU GUYS NOT ANSWERING ABOUT PAY-OUTS SO WHATS UP WITH THE PAY-OUTS!!

ANSWER   IGNORE

Marcy Sacks   Oct 1 ⌄

So what happens when the founder is non-responsive to investors' questions? I can find no other way to reach Michael Kanter who has not provided any updates or responses in a long time.

ANSWER   IGNORE

Justin Davis   Sep 30 ⌄

My question has now gone unanswered for close to five months. I see others are curious now as well... Please advise.

ANSWER   IGNORE

Stanley. Evans   Sep 28 ⌄

HEY MICHAEL, HOWS THINGS LISTEN WHEN ARE YOU GUYS GOING TO START PAY-OUTS?? THANK!

ANSWER   IGNORE

Marcy Sacks   Sep 28 ⌄

Hi Michael - I'm an investor and am wondering how things are going (and when we might begin to see a return on our investments). Thanks.

ANSWER   IGNORE

Alan Jacobson `INVESTOR`   Nov 8 2017 ⌄

Hi Michael, could you double check your answer to a question below. I believe that your paperwork says that repayment starts in a year, but below you said it starts in the first full quarter after the raise closes. The reason I ask, and I know I keep asking similar questions, is that if repayment doesn't start for a year and you runway with this raise is a year, I am wondering what has to happen to get you to a zero burn rate by the time this money is exhausted. What kind of growth, etc. Thanks, and I promise this is the last runway question from me!

ANSWER   IGNORE

 **Michael Kanter** CEO `FOUNDER`   Nov 8 2017 ⌄

So I admitted thought our terms didn't start until after the first quarter but you aren't the first person to point out that the terms say one year.

you aren't the first person to point out that the terms say one year.

I intend to start paying sooner then a year but it's true that terms stipulate that I don't have to until a year out.

Our capital will largely because spent to cover growth opportunities and to fuel our growth.

We will necessarily need more money only because we're having success. We're modeled to survive without an exit but accelerating sales increases the likelihood of that possibility which will likely not be organic.

It's honestly hard to say when exactly our burn rate will be zero. We have a number of opportunities with massive and small chains to create new revenue streams that will help get us get cash flow positive.

Of the challenges ahead include front loaded costs to work with certain chains. There are chains where we may get into 700 or more locations but need to pay a 25k slotting fee. Those costs can and will be recouped over time but make it less certain when we're completely positive in cash flow. We clearly need to be 1 million in sales to start getting closer.

I can't guarantee anything but I've run a pretty streamlined company that needs to make the capital expenditures to take leaps forward. I've found ways to keep the lights on and grow thusfar and I'm in it to win it so I'll find ways to make sure we are able to continue to grow.

Not sure if that answer is satisfactory and happy to clarify further.

Daniel Chan INVESTOR   Nov 2 2017 ⌄

When will the perks / jars be shipped?

ANSWER   IGNORE

> **Michael Kanter** CEO FOUNDER   Nov 2 2017 ⌄
> Should be within two weeks of close and receipt of addresses.

Anna Varvara Makra INVESTOR   Oct 31 2017 ⌄

Hello Michael, Congratulations on your campaign so far! I liked the design of your web site too. I have invested, but still haven't received confirmation from WeFunder. To explain shorty: another campaign that had invested in the previous months was cancelled, so asked WeFunder to transfer these funds to your campaign, instead of refunding them back on my bank account. They agreed, but still haven't received confirmation on my dashboard, after sending them several emails on this topic. I was wondering whether perhaps you can push a bit from your side too to finilize it. Thank you very much. Anna Varvara Makra.

ANSWER   IGNORE

> **Michael Kanter** CEO FOUNDER   Nov 1 2017 ⌄
> Thanks for the support! I've reached out to my contacts to see what I can do to help expedite the process.

Arlen Mifflin   Oct 31 2017 ⌄

Any update on the goal above about getting into more Myers stores? Is the slow to max funding hurting your growth or expansion plans -- does this leave current investors "in a loop" so to speak?

ANSWER   IGNORE

> **Michael Kanter** CEO FOUNDER   Oct 31 2017 ⌄
> Thanks for the questions. We're hoping to get our Purchase Order from Fred Meyer soon. Stores often work on timescales that can be very frustrating. The big chains may only review a category once a year and if the stars don't align you may have to wait for the next review, even if they want to bring you in.
>
> I'm happy with what we've raised and we'll be closing it soon.
> Of course the more capital we raise the more I can do it with it to accelerate our growth.
>
> Whether we max out or end tomorrow, our growth will continue and plans will be put into action.

Ravi Dronamraju   Oct 16 2017 ⌄

Hi, I like this idea. I have few questions. What is your production capacity right now? How easy is it for you to expand production to meet demand? What are the costs associated with expanding production? Also, what if other people use your concepts? flavorings like spicy thai, garam masala etc can be added to peanut butter by any one. Is there some sort of patent protection?

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> **Michael Kanter** CEO FOUNDER   Oct 16 2017 ⌄
> Thanks for the questions. Currently, without adding equipment other then staff, we can maximally produce a little over 1 million in inventory in a year if we produce 5 days a week for 50 weeks a year.

However we are shifting to a co-packer which is an explicit part of the raise. The co-packer should make our capacity at no less then $5 million a year in inventory potential. The benefits of working with a co-packer is that increasing demand only costs us ordering more inventory rather then needing to invest in equipment and labor.

There is very IP in food you'd need a proprietary production process which few foods can claim to have that. While we keep our recipes a secret, certainly someone can look at our label and attempt to copy the idea. However, we have our brand as what drives us ahead of competition. It takes time to build a brand and gain credibility in the marketplace.

Also our brand positioning is actually very difficult to most current companies to replicate. There is no brand credibility for a company like Skippy or Jif to make Spicy Thai version of Jif. Similarly our competitors who do sweet flavors are boxed in as making sweet flavored nut butters. By positioning ourselves as savory, grown-up flavors we differentiate and almost create a new niche in the category. Eventually people will copy us(there is at least one flavor I've seen already) but that's a good sign if people copy as that means were a viable business with big sales potential.

Justin Davis   Oct 6 2017 ⌄

How soon after the closing of this offering will the quarterly payments start (i.e. the first quarter after closing or one year from closing)? Thanks!

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Michael Kanter CEO `FOUNDER`   Oct 6 2017 ⌄

I believe it's the first full quarter after closing. Would love to utilize it and pay back as soon as we can

Arlen Mifflin   Sep 21 2017 ⌄

It appears they have stopped answering questions from a week ago!

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Michael Kanter CEO `FOUNDER`   Sep 21 2017 ⌄

See below! Again apologies for the delay.

Alan Jacobson `INVESTOR`   Sep 21 2017 ⌄

Hi again, I have a few remaining questions: I like when there is a little competition because this helps raise public awareness and it means that there is demand for the product. But can you say how you will make sure you're the product that succeeds? If it is something about your recipe - not using added oil for example - how will you make sure consumers actually know that? This one might be hard to answer, but in the chain stores how is your placement - are you in aisles with "regular" peanut butter, or specialty isles? Do you have some eye-level placement? And finally, do you see your price point getting lower any time soon? By the way, very nice customer reviews on Amazon (aside from one flavor where mixed reviews would probably be expected). Your product is such a perfect holiday gift for people that are hard to shop for!

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Michael Kanter CEO `FOUNDER`   Sep 21 2017 ⌄

So of course its a challenge to make sure any product succeeds whether you are General Mills or a small producer like me. Our basic formula which has generated success is when in stores to do sampling events in store or at much larger events where we can interface and sample out thousands of people over a short time period. We also send product to stores who will demo our nut butters as we have a proven track record that when people try our stuff, it doesn't take long to build a reliable customer base. Having said that, we've definitely ship to stores in other regions where we've gotten reorders despite, never opening a jar or having done an event anywhere nearby.

Part of our success is in how strong our brand is in getting people's attention and closing with a product they are excited about. Our focus on minimal, clean ingredients are both on trend and timeless values. We could certainly do more in our packaging to hammer that home, but I think keeping it simple also speaks to consumers. Those that are concerned with ingredients will look at our list and be excited by how minimal and approachable they are.

Our jars are always in the peanut butter section and we've managed generally to get decent placement. Often stores will place the more staple/steady sellers like Adams, in less important shelf space as they know consumers will grab them regardless of placement and the brands they want to highlight with higher margin or make their set stand out, are given better placement.

We may tinker with size to perhaps drop the price point a little, but we philosophically want to priced at the higher end of the category to make sure we stand out for our quality. We don't want to get in a price war with lower priced competitors as we make a superior product that should be sold

at a higher price, that is still a bargain given the value proposition of the added flavors and convenience.

The Espresso Nib is the only flavor on Amazon with somewhat mixed reviews, which most of the negative reviews are quite frivolous. One person gave us 1 star for having the product taste as described. The Espresso Nib last year was our top seller on Amazon so as we do more volume it'll jump from 3.5 closer to 4.5 stars and isn't preventing sales growth either.

I hope that helps but happy to answer more questions as well.

Abbasi Ujjainwala   Sep 20 2017 ⌄

In how many years you think 100% of investment will be paid off?

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Michael Kanter CEO **FOUNDER**   Sep 21 2017 ⌄

The band should be 3-7 years. If we're even more successful then anticipated it could be less then 2 years as its revenue based.

Arlen Mifflin   Sep 15 2017 ⌄

Could you please lay out the use of proceeds at min and max? Did I miss that somewhere? Thanks!

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Michael Kanter CEO **FOUNDER**   Sep 21 2017 ⌄

Apologies for the delayed response. I found where laid it out which is in our Form C which you'd have to download and scroll through to find this important and relevant information.

50K Spend: 15k For Distributor and National Trade Shows. 15k to launch with co-packer. 10k to work with brokers/sales management team to increase reach and velocity. 10k for inventory and operational efficencies.

75k Spend: 10k Web optimization including running ad campaign designed by Google. 10k increase marketing events and social media presence. 5k Amazon optimization

107k Spend: 5k Increase amount of trade shows/marketing, 5k larger buys of items to lower COGS, 7k improve and add on to demo program in stores. 15k for professional services to best position us for future success.

Let me know if you have any other questions.

Hardik Shah   Sep 10 2017 ⌄

Seems like a great product and good packaging! Could you provide rough estimate on if I invest $1000 - how long would it take for that $1500 to come back to me using 5% of revenue ?

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Michael Kanter CEO **FOUNDER**   Sep 11 2017 ⌄

Thanks for the interest and reaching out.

I've run models that come out in the following bands. If we were to grow at annual rate of 20% it would take about 7 years to pay it back. If we grow at an annual rate of 60% it would take about three years.

60% growth may seem optimistic but the way industry works, we are going to start getting into more and more chains where we'll go from zero of their stores to 168. I have every reason to believe that by the end of 2018 we'll be in at least 1000 stores(which is at minimum 185% growth) based off of accounts in the pipeline and because we've only just started to work with two larger distributors that rapidly accelerate our growth.

Of course there are no guarantees but I'm hoping and think its realistic that in less then 4 years, it'll all be paid off, and hopefully sooner.

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